July 31, 2007	Mark C. Amorosi D 202.778.9351 F 202.778.9100 mark.amorosi@klgates.com

VIA EDGAR

Ms. Linda B. Stirling

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments on the Registration Statement on Form N-1A of The 787 Fund, Inc. (333-141582; 811-22041)

Dear Ms. Stirling:

On behalf of the above-referenced registrant, set forth below are the comments you provided by letter on April 20, 2007 concerning the Registration Statement (the “Registration Statement”) on Form N-1A of The 787 Fund, Inc. (the “Company”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 26, 2007, and the Company’s responses thereto. The SEC staff’s comments are set forth in italics and are followed by the Company’s responses, which are reflected in the revised Prospectus and Statement of Additional included in Pre-Effective Amendment No. 1 to the Registration Statement, which was filed with the SEC today. Unless otherwise noted, defined terms have the same meanings as in the Registration Statement.

PROSPECTUS COMMENTS

1.	Introduction

In the Introduction section of the prospectus, the first paragraph contains a sentence which states: “This prospectus describes the Class A, Class B, Class C and Class Y shares of the AXA Enterprise Fund listed on the front page of this prospectus.” As this is the prospectus for The 787 Fund, please modify the sentence as appropriate.

The Company has revised the cover page and the introduction to consistently refer to the AXA Enterprise Mergers and Acquisitions Fund, which is the sole series of Company.

Ms. Linda B. Stirling

July 31, 2007

2.	Principal Investment Strategies (page 1)

(a)	Under the heading “Principal Investment Strategies,” the disclosure states that the fund will invest in “companies believed to be likely acquisition targets within 12 to 18 months.” Please disclose how the adviser will identify these acquisition targets.

The Company has made the requested change.

(b)	In addition, please reconcile the 12 to 18 month time frame referenced above with the statement later in the paragraph that the fund any purchase a selling company’s securities “if the sub-adviser determines that the acquisition is likely to be consummated on schedule at the stated acquisition price.”

The Company has clarified the disclosure referenced in the comment.

3.	Principal Investment Strategies (page 1)

In the “Principal Investment Strategies” section, please disclose that the foreign securities in which the fund invests may include emerging market securities.

The Company has made the requested change.

4.	Principal Investment Strategies (page 1)

The third paragraph of the section entitled “Principal Investment Strategies” states that the sub-adviser “searches for the best values on securities that meet the fund’s investment and return requirements * * *.” Please disclose how the sub-adviser determines which securities present the “best values” and disclose the fund’s “investment and return requirements.”

The Company has made the requested change.

5.	Principal Investment Strategies and Principal Investment Risks (page 1-2)

(a)	Derivatives risk is listed as a principal investment risk for the fund. Please link this risk to the fund’s principal investment strategies.

The Fund currently discloses in its Principal Investment Strategies that it may use derivatives: “The fund may engage in various portfolio strategies, including using derivatives, to enhance potential gain.”

Ms. Linda B. Stirling

July 31, 2007

(b)	In addition, please add to the principal investment risks the risks specific to investing in acquisition targets.

The Company has made the requested change.

6.	Performance Information (page 2)

(a)	Please remove the performance information from page 2. Pursuant to Form N-1A, Item 2(c)(2), a fund’s returns should be shown only for periods subsequent to the effective date of the fund’s registration statement.

The Company has made the requested change.

(b)	Please explain supplementally which no-action letter you are relying on to include the predecessor performance. In addition, please explain supplementally how this situation fits the fact pattern of the no-action letter upon which you are relying.

As noted above, the Company has deleted the performance information.

7.	Fee Table (page 4)

(a)	In the fee table, please remove the line “maximum sales charge (load)” since Form N-1A does not permit this additional line in the fee table. See General Instructions C.3(b) to Form N-1A. (“The Risk/Return Summary may not include disclosure other than that required or permitted by Items 2 and 3.”).

The Company believes that the line “maximum sales charge (load)” is required by Instruction 2(a)(ii) of Item 3, which provides that a fund that is charging more than one type of sales charge should include “Maximum Sales Charge (Load)” in the first caption of the fee table and show the cumulative percentage. In this connection, the Company notes that the fund will impose more than one type of sales charge (e.g., a front-end load on Class A shares and a contingent deferred sales charge on Class B and Class C shares).

(b)	In addition, please conform “Other expenses” to Instruction 5 to Item 3 of Form N-1A (e.g., other expenses are based on estimated amounts).

The Company has made the requested change.

Ms. Linda B. Stirling

July 31, 2007

8.	Management Team (page 8)

Under the heading “Management Team – The Manager,” the disclosure states that the manager uses “portfolio analytics systems.” Please recast this term in plain English.

The Company has made the requested change.

9.	Financial Highlights (page 31)

Please remove the Financial Highlights. Pursuant to Instruction 1 to Item 8 of Form N-1A, present information only for periods subsequent to the effective date of the Fund’s registration statement.

The Company has made the requested change.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

10.	Fundamental Restrictions (page 2)

Please recast the fund’s loan policy as a fundamental restriction.

The Company has made the requested change.

11.	Anti-Money Laundering Compliance Officer

Please disclose whether the fund has appointed an anti-money laundering compliance officer as required by the USA Patriot Act.

As disclosed under the heading “The Corporation’s Officers,” Patricia Cox serves as the Company’s anti-money laundering compliance officer.

12.	Principal Investment Strategies (page 50)

The disclosure states that “the audited financial statements for the predecessor fund for the year ended October 31, 2006 … are incorporated by reference.” Please explain this disclosure supplementally since this fund is a new entity. In addition, please include see financial statements for this new entity.

The Company has revised this section to include audited financial statements with respect to the seed money deposited by ECM pursuant to Section 14(a) of the 1940 Act.

*    *    *    *    *

Ms. Linda B. Stirling

July 31, 2007

Should you have any further comments on these matters, or any questions, please contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi
Mark C. Amorosi

cc:	Patricia Louie, Esq.

AXA Equitable Life Insurance Company

Arthur J. Brown, Esq.

Kirkpatrick & Lockhart Preston Gates Ellis LLP